

June 28, 2011

Via E-mail
Bassem A. Shakeel
Vice President
Magna International Inc.
337 Magna Drive
Aurora, Canada L4G 7K1

Re: Magna International Inc.
Form 40-F for Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
File No. 001-11444

Dear Mr. Shakeel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2010

Exhibit 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.   We note your disclosure regarding the changes in factors such as vehicle production volumes and average dollar content per vehicle. In addition to providing these disclosures, please revise to quantify the aggregate impacts of these changes on revenues. For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in vehicle production volumes. Please provide us with your proposed revised disclosure.

2.   When two or more factors are cited to which changes are attributable, please quantify each factor so that readers may understand the magnitude of each. For example, in

the discussion of "external production sales-rest of the world" for 2010 and 2009 you attribute the sales increase to five different factors, offset by two other factors, without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Please provide us with your proposed revised disclosure.

3.   Please quantify, discuss, and analyze the changes in costs of goods sold in addition to your current disclosure which is made in the context of gross margin. Please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent changes in these components had a material impact on reported results. Please provide us with your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief